Filed pursuant to Rule 433

Registration Statement No. 333-166746

Council of Europe Development Bank

Final Term Sheet – May 10, 2017

1.500% USD 1 billion Global Notes due May 17, 2019

Issuer:	Council of Europe Development Bank (CEB)

Issuer Ratings:[1]	Aa1 – stable outlook (Moody’s) / AA+ – stable outlook (S&P) / AA+ – stable outlook (Fitch)

Status of the Notes:	Senior, unsecured, unsubordinated

Currency/Size:	USD 1,000,000,000.00

Pricing:	May 10, 2017

Settlement:	May 17, 2017 (T+5)

Maturity:	May 17, 2019

Interest Payment Dates:	May 17 and November 17, with the Notes bearing interest from May 17, 2017, with the initial interest payment being made on November 17, 2017

Coupon:	1.500% paid semi-annually in arrears, 30/360, following, unadjusted

[1]	Ratings are not a recommendation to purchase, hold or sell Notes, in as much as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by the CEB and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes. Each rating should be evaluated independently of any other rating.

Reoffer Spread vs. Midswaps:	m/s - 6 bps

Reoffer Spread vs. Benchmark:	UST + 19.75bps

Reoffer Price:	99.927%

Reoffer Yield:	1.537% (semi-annual)

Underwriting Commissions:	0.075%

All-in Price:	99.852%

All-in Yield:	1.575% (semi-annual)

Net Proceeds to the Issuer (Before Expenses):	USD 998,520,000.00

Settlement:	DTC (deliverable through Euroclear and Clearstream)

Benchmark:	UST 1.250% due April 30, 2019

Benchmark Yield:	1.339% (semi-annual)

Denominations:	USD 1,000.00 and multiples thereof

Leads:	BNP PARIBAS / Morgan Stanley / Nomura / SG CIB

Business Days:	TARGET, London, New York (following unadjusted)

Listing:	Expected on Luxembourg Stock Exchange

ISIN / CUSIP:	US222213AQ37 / 222213AQ3

Documentation:	US SEC-registered debt shelf program

Governing Law:	New York law, to the extent that the application of New York law does not derogate from the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 or from the Articles of Agreement of the Issuer

Offers and sales in the United States will be made through affiliates of the Underwriters that are registered as broker-dealers, acting as U.S. selling agents.

It is expected that delivery of the Notes will occur on or about May 17, 2017, which will be the fifth business day following the initial date of trading of the Notes, such settlement cycle being referred to as “T+5”. Under currently applicable U.S. rules and regulations, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Furthermore, the standard settlement cycle on the Luxembourg Stock Exchange is two business days. Accordingly, purchasers who wish to trade Notes in transactions that are ordinarily scheduled to settle prior to May 17, 2017 will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from BNP PARIBAS by calling +1 800 854 5674. The registration statement including the prospectus may also be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1472246/000119312510116321/dsb.htm, and the prospectus supplement may be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1472246/000119312511122742/d424b3.htm. Information found through hyperlinks from the above hyperlink is not part of this Final Term Sheet.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.